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Exhibit 2.1

ASSET PURCHASE AGREEMENT

Dated as of May 17, 2001

By and between

PREVIEW SYSTEMS, INC.

And

ALADDIN KNOWLEDGE SYSTEMS, LTD.

–i–

5.7.	Financing	16
5.8.	Bankruptcy; Insolvency	16
ARTICLE VI.—CERTAIN COVENANTS		17
6.1.	Covenants of Both Parties	17
6.2.	Seller's Covenants	18
6.3.	Employment Matters	19
6.4.	Update of Disclosure Schedules	20
ARTICLE VII.—CONDITIONS TO SELLER'S OBLIGATIONS		20
7.1.	Representations, Warranties and Covenants	20
7.2.	No Governmental Proceedings	20
7.3.	Certificates	20
7.4.	Corporate Documents	20
7.5.	Seller's Stockholder Approval	20
7.6.	Opinion of Counsel	20
ARTICLE VIII.—CONDITIONS TO BUYER'S OBLIGATIONS		20
8.1.	Representations, Warranties and Covenants	20
8.2.	Consents	21
8.3.	No Governmental Proceedings	21
8.4.	Certificates	21
8.5.	Corporate Documents	21
8.6.	Key Employees	21
8.7.	Letter Agreement	21
8.8.	Silicon Valley Bank Line	21
8.9.	Opinion of Corporate Counsel	21
8.10.	Opinion of IP Counsel	21
ARTICLE IX.—ACTIONS BY PARTIES AFTER THE CLOSING		21
9.1.	Resale Certificates	21
9.2.	Indemnification	21
9.3.	Dispute Resolution Procedures	24
9.4.	Confidentiality After Closing	24
9.5.	Post Closing Administration	25
9.6.	Litigation Support	25
9.7.	Certain Payments	25
ARTICLE X.—MISCELLANEOUS		25
10.1.	Termination	25
10.2.	Assignment	26
10.3.	Notices	26
10.4.	Choice of Law; Venue	27
10.5.	Entire Agreement; Amendments and Waivers	27
10.6.	Multiple Counterparts	28
10.7.	Expenses	28
10.8.	Invalidity	28
10.9.	Titles	28
10.10.	Publicity	28
10.11.	Confidential Information	28

–ii–

10.12.	Buyer Acknowledgment	28
10.13.	Sale of Assets Only	29
10.14.	Survival	29

LIST OF EXHIBITS

EXHIBIT A	ASSIGNMENT AND ASSUMPTION AGREEMENT
EXHIBIT B	BILL OF SALE
EXHIBIT C	OPINION OF BUYER'S CORPORATE COUNSEL
EXHIBIT D	OPINION OF BUYER'S IP COUNSEL
EXHIBIT E	LETTER AGREEMENT

–iii–

ASSET PURCHASE AGREEMENT

    This Asset Purchase Agreement (this "Agreement") is made and entered into as of May 17, 2001, by and between PREVIEW SYSTEMS, INC., a Delaware corporation ("Seller"), and ALADDIN KNOWLEDGE SYSTEMS, LTD., an Israeli corporation. ("Buyer").

RECITALS

    A.  Seller is engaged in the business of providing an Internet-based infrastructure solution that enables networks for distribution and licensing of digital goods, linking content providers to their channel partners and end-users worldwide, creating an end-to-end electronic distribution chain that manages the e-commerce of digital goods and associated licensing rights. Seller operates the business in two vertical markets, software (the "ESD Business") and other media (the "Non-ESD Business") which includes music, video, and documents.

    B.  Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, certain assets and assume certain liabilities related to the ESD Business, pursuant to the terms and subject to the conditions set forth herein.

AGREEMENT

    In consideration of the above Recitals and the representations, warranties and covenants contained herein, the adequacy of which is hereby acknowledged, Seller and Buyer mutually agree as follows:

Article I.

Definitions

    1.1.  Defined Terms.  As used herein, the terms below shall have the following meanings:

      "Action" shall mean any action, claim, suit, arbitration, inquiry, subpoena, discovery request, proceeding or investigation by or before any court or grand jury, any governmental or other regulatory or administrative agency or commission or any arbitration tribunal related to, arising out of or resulting from (i) the Purchased Assets or (ii) the Assumed Liabilities.

      "Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person and any member, general partner, director, officer or employee of such Person. For purposes of this definition of Affiliate, "control" shall mean the power of one or more Persons to direct the affairs of the Person controlled by reason of ownership of voting stock, contract or otherwise.

      "Assignment and Assumption Agreement" shall mean the Assignment and Assumption Agreement in substantially the form attached as Exhibit A.

      "Assumed Contracts" shall mean those Contracts listed on Schedule 1.1(a) as such Schedule may be amended or supplemented from time to time following the date hereof in accordance with Section 6.4, to which Seller or any of its Affiliates is a party and for which Buyer shall be responsible after the Effective Time.

      "Assumed Liabilities" shall mean the liabilities listed on Schedule 1.1(b), as such Schedule may be amended or supplemented from time to time following the date hereof in accordance with Section 6.4, for which Buyer shall be responsible after the Effective Time.

      "Bill of Sale" shall mean the Bill of Sale in substantially the form attached hereto as Exhibit B.

      "Books and Records" shall mean all material records (or true and complete copies thereof), including computerized books and records, owned or used by Seller that are used by Seller for the operation of the ESD Business and that are reasonably necessary for the continued operation of the Purchased Assets following the Closing, including engineering information (including written materials (and machine-readable text subject to display and printout) that directly relate to and/or describe the ESD Product code and the Non-ESD Product code, including development documentation (i.e. documentation used in conjunction with source code in the development process) and user documentation (i.e. documentation in the form of instructions and manuals provided to end-user customers) (collectively "Documentation")), sales and promotional literature, manuals and data, all customer files, all lists of customers, suppliers and vendors, the content of Seller's web-sites related to the ESD Products, copies of the Assumed Contracts, and any files relating to any Action, but specifically excluding (i) corporate minute and stock books and financial information other than financial information relating specifically to the Purchased Assets, (ii) certain employee records and personnel files not permitted to be transferred under applicable law and (iii) the foregoing books and records relating solely to the Excluded Assets.

      "Code" shall mean the United States Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

      "Contracts" shall mean any and all contracts, agreements, arrangements, leases, mortgages, bonds, notes and other instruments and obligations, whether or not in writing.

      "Damages" shall mean any and all direct costs, out of pocket losses paid to third parties, actual damages, or out of pocket expenses (including interest, penalties, fines and reasonable attorneys' fees) incurred in connection with any Claim, except for a Fraud Claim, in which case Damages shall mean any and all costs, losses, damages (including lost profits, indirect, exemplary, incidental, special or consequential damages), or expenses (including interest, penalties, fines and reasonable attorneys' fees incident) incurred in connection with such Fraud Claim.

      "Derivative Works" shall have the meaning set forth in the United States Copyright Act, 17 U.S.C. section 101 et seq.

      "Encumbrance" shall mean any claim, lien, pledge, option, charge, easement, security interest, right-of-way, mortgage, hypothecation, encumbrance or other right of third parties.

      "Equipment" shall mean the items listed on Schedule 1.1(c), as such Schedule may be amended or supplemented from time to time following the date hereof in accordance with Section 6.4.

      "ESD Products" shall mean Seller's products permitting the electronic distribution and licensing of software, the current and currently supported versions of which are identified on Schedule 1.1(d).

      "Exchange Act" shall mean the United States Securities and Exchange Act of 1934, as amended.

      "Excluded Assets" shall mean all assets other than the Purchased Assets which will not be transferred or conveyed to Buyer hereunder, but instead will be retained by Seller following the Effective Time. Such assets will include, among other things: (a) all accounts and notes receivable (other than those expressly set forth in Section 2.5), including any interest thereon; (b) cash, cash equivalents or any investments, including any interest thereon; (c) except as set forth in Section 2.6.9, all rights to the "Preview Systems" name and identifying logo and all other intellectual property owned by Seller or any of its Affiliates (other than the Intellectual Property); (d) all rights, properties and assets of Seller used by Seller in, or which relate to, businesses or assets of Seller other than the Purchased Assets; (e) any prepaid expenses related to the business or security deposits related to facilities or equipment; (f) all claims, causes of action, causes in action, rights of recovery and rights of set-off of any kind against any person or entity arising out of or relating to the Purchased Assets in connection with any insurance policies; (g) all property and equipment including computer equipment, network equipment, office equipment, software and leasehold improvements other than those items listed on Schedule 1.1(c); and (h) all personnel records and other records which the Company is required by law to retain in its possession.

      "GAAP" shall mean generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the accounting profession), or in such other statements by such entity as may be in general use by significant segments of the U.S. accounting profession, which are applicable to the facts and circumstances on the date of determination.

      "Intangibles" shall mean all goodwill associated with the Purchased Assets, together with the right to represent to third parties that Buyer is the successor to the Purchased Assets.

      "Intellectual Property" shall mean (i) all of Seller's patents and patent applications and trademark applications and registered trademarks, trade names, trade dress, service marks and all applications and registrations therefor, including those listed on Schedule 4.9(b); (ii) all copyright (and author's rights, whether published or unpublished, including rights to prepare, reproduce and distribute copies, compilations and derivative works) including any such rights in any translation of Sellers documentation or interfaces made by or on behalf of Seller and any moral rights; (iii) trade secret rights, know-how, inventions, inventor's notes, drawings and designs and vendor lists (all as embodied in the form of written documentation generally used by the engineering group of Seller); (iv) all officially maintained ESD Products and Non-ESD Products computer programming code (including source code and object code), and other intellectual property rights owned by Seller in or related to the ESD Products and the Non-ESD Products; (iii) all continuations, continuations in part, reissues, divisions, renewals, reexaminations or extensions of any kind with respect to the intellectual property rights described in (i) and (ii); and (iv) Seller's intellectual property rights in Derivative Works of the ESD Products and Non-ESD Products created by Buyer or Seller prior to the Closing.

      "Legal Requirements" shall mean any and all applicable (i) federal, state and local laws, ordinances and regulations relating to U.S. or foreign jurisdictions and (ii) judgments, orders, writs, injunctions and decrees.

      "Material Adverse Effect" shall mean (i) any circumstance, change in, or effect on the ESD Business, taken as a whole, that is or is reasonably likely in the foreseeable future to be, materially adverse to the assets, operations or results of operations that relate directly to the ESD Business; or (ii) any circumstance, change in, or effect on the Purchased Assets, taken as a whole, that is or is reasonably likely in the foreseeable future to be, materially adverse to the Purchased Assets, taken as a whole.

      "Non-ESD Products" shall mean Seller's current products and technology permitting the electronic distribution and licensing of digital goods other than software.

      "Outside Date" shall mean August 15, 2001.

      "Permits" shall mean all permits, authorizations, consents and approvals of any governmental entity or authority affecting or relating in any way to the Purchased Assets as listed on Schedule 1.1(f) as such Schedule may be amended or supplemented from time to time following the date hereof in accordance with Section 6.4.

      "Person" shall mean any person or entity, whether an individual, trustee, corporation, general partnership, limited partnership, trust, unincorporated organization, limited liability company, business association, firm, joint venture, governmental agency or authority or otherwise.

      "Purchased Assets" shall mean all of Seller's right, title and interest as of the Effective Time in the Assumed Contracts, the Equipment, the ESD Products, the Non-ESD Products, the Intangibles, the Books and Records, the Intellectual Property and, to the extent transferable, the Permits, rights under agreements with employees and consultants of Seller concerning confidentiality, and the assignment of inventions and all related claims, causes of action and similar rights against any Person arising out of or related to such agreements; provided, however, that Buyer shall grant Seller limited rights to such agreements solely for the purpose of contesting or defending against claims brought against Seller with respect to such agreements.

      "Representative" shall mean, with respect to any Person, any officer, director, principal, attorney, employee or other agent, solely in their capacity as such, of such Person.

      "SEC" shall mean the United States Securities and Exchange Commission.

      "Securities Act" shall mean the United States Securities Act of 1933, as amended.

      "Seller Disclosure Schedule" shall mean a schedule executed and delivered by Seller to Buyer prior to the date hereof which sets forth the exceptions to the representations and warranties contained in Article IV hereof and certain other information called for by Article IV hereof and other provisions of this Agreement.

      "Seller's Knowledge" when modifying any representation and warranty shall mean that Seller has no actual knowledge that such representation and warranty is not true and correct to the same extent as provided in the applicable representation and warranty; and that Seller has exercised due diligence and after reasonable inquiry and investigation of any executive of Seller, nothing has come to its attention to believe that such representation and warranty is not true and correct.

      "Taxes" shall mean any U.S. federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

    1.2.  Other Defined Terms.

      (a) The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Claim	9.2(d	)
Claim Notice	9.2(d	)
Closing	3.1
Effective Time	3.1
Employees	6.3(a	)
ESD Business	Recitals
Excluded Liabilities	2.4
Fraud Claim	9.2(e	)
Indemnified Party	9.2(d	)
Indemnifying Party	9.2(d	)
Key Employees	6.3(a	)
Non-Disclosure Agreement	10.5
Non-ESD Business	Recitals
Other Employees	6.3(a	)
Purchase Price	2.2
Requested Services	6.2(d	)
Seller's Bring-Down Disclosure	7.1(b	)
Seller's Compliance Certificate	7.1(b	)
Third Party Claim	9.2(d	)

      (b) For purposes of this Agreement, (i) 'including" shall mean "including, but not limited to," "including, without limitation," and other phrases of similar import and (ii) 'hereof," "herein," and "hereunder," and words of similar import, refer to this Agreement as a whole (including the Exhibits and Schedules to this Agreement) and not to any particular Section or Article hereof.

Article II.

Purchase and Sale of Assets

    2.1.  Transfer of Assets.  Pursuant to the terms and subject to the conditions of this Agreement, in exchange for the consideration set forth in Section 2.2 below, at the Closing, Seller agrees to sell, convey, transfer, assign and deliver to Buyer, and Buyer agrees to purchase from Seller, the Purchased Assets and assume all obligations of Seller under or with respect to the Assumed Liabilities. Buyer and Seller hereby agree that Buyer shall not have any rights to or obligations under or with respect to the Excluded Assets.

    2.2.  Purchase Price.  In consideration of the transfer of the Purchased Assets, Buyer shall pay to the order of Seller an amount equal to Five Million US Dollars (USD 5,000,000) (the "Purchase Price") and assume the Assumed Liabilities. At Closing, Buyer shall pay to Seller by wire transfer of immediately available funds an amount equal to the Purchase Price, as adjusted pursuant to Section 2.5 hereof.

    2.3.  Certain Expenses.

      (a) Buyer shall not pay or be liable for any of the following fees, expenses, taxes or liabilities incurred by Seller, all of which shall be deemed to be Excluded Liabilities and be borne and timely paid, or caused to be paid, by Seller:

         (i) the fees and expenses, if any, of any person retained by Seller for brokerage, financial advisory or investment banking services or services as a finder rendered to Seller in connection with the proposed sale of the Purchased Assets;

        (ii) the fees and expenses of legal counsel, auditors and accountants retained or employed by Seller for services rendered to Seller in connection with the proposed sale of the Purchased Assets; and

        (iii) any income, capital gains or other tax on or measured by net income incurred by Seller as a result of the consummation of the transactions contemplated hereby.

      (b) If Buyer shall pay any fee, expense, tax or liability described in subsection (a) above, the amount of such payments shall be reimbursed promptly by Seller to Buyer upon demand.

      (c) Seller shall not pay or be liable for any of the following fees or expenses, all of which shall be borne and timely paid, or caused to be paid, by Buyer:

         (i) the fees and expenses, if any, of any person retained by Buyer for brokerage, financial advisory or investment banking services or services as a finder rendered to Buyer in connection with the proposed purchase of the Purchased Assets;

        (ii) the fees and expenses of legal counsel, auditors and accountants retained or employed by Buyer for services rendered to Buyer in connection with the proposed purchase of the Purchased Assets; and

        (iii) any documentary, stamp, sales, use or transfer taxes or other similar charges, taxes or expenses incurred by Seller or otherwise arising in connection with the sale of the Purchased Assets to Buyer.

      (d) If Seller shall pay any fee, expense, tax or liability described in subsection (c) above, the amount of such payments shall be reimbursed promptly by Buyer to Seller upon demand.

    2.4.  Excluded Liabilities.  Notwithstanding any provision of this Agreement to the contrary, Buyer shall not assume or have any responsibility with respect to any other obligation or liability of Seller other than the Assumed Liabilities (the "Excluded Liabilities").

    2.5  Purchase Price Adjustment.

      (a)  Pre-Closing Adjustments.  Not less than three (3) business days prior to Closing, Seller shall provide an updated Schedule 2.5 (which schedule may be amended from time to time until the Closing in the manner contemplated by Section 6.4) to Buyer which shall identify the allocation of certain accounts receivable and prepayments held by Seller with respect to the Assumed Contracts. The Purchase Price shall be adjusted as set forth in Schedule 2.5.

      (b)  Post-Closing Adjustments.  After the sixty (60) day period following the Closing, Seller shall provide an updated Schedule 2.5 (which schedule may be amended from time to time in the manner contemplated by Section 6.4) to Buyer. The Purchase Price shall be adjusted as set forth in Schedule 2.5.

    2.6  License to Seller.

      2.6.1  Definitions:

2.6.1.1	"Content" shall mean any digital information fixed in a tangible medium of expression, encrypted or unencrypted, which represents any content other than executable software (including without limitation text, documents, graphics, video, motion pictures, sound, sound recordings, Games and still images).
2.6.1.2
"Electronic Distribution" shall mean any form of electronic distribution of electronic and digital information now existing or developed in the future, including without limitation via CDs, DVDs, the Internet or via wireless broadcast.
2.6.1.3
"Game" shall mean a digital product containing software which is marketed as a game or as a product which is intended to provide interactive entertainment to the end user(s), which additionally satisfies one or more of the following criteria: (i) it is playable on a dedicated game console, or (ii) it contains rules, a scoring system or other feedback mechanism for evaluating user performance or ranking users, or (iii) it permits the user to interactively create, modify and/or explore characters, roles, identities, relationships, communities, environments or enterprises.
2.6.1.3	"Music/Video Content" shall mean music Content (i.e. sound and sound recording Content) and video and motion picture Content.
2.6.1.4	"Additional Media Content" shall mean Content other than Music/Video Content and Games.
2.6.1.5
"Digital Rights Management" shall mean the protection of distributed Content after such Content and the associated Content Rendering Code and Additional Distributed Materials have been delivered to the end user.
2.6.1.6
"Content Rendering Code" shall mean executable code which is (i) integrated into a product containing Content which is distributed pursuant to Section 2.6.2 below, and (ii) used to play, display or otherwise render such Content.
2.6.1.7	"New Media Licensees" shall mean third parties to whom Seller grants sublicenses pursuant to Section 2.6.2 after the Closing.
2.6.1.8	"Existing Media Licensees" shall mean third parties to whom Seller has granted, prior to the Closing, a license to use Non-ESD Products.
2.6.1.9
"Additional Distributed Materials" shall mean (i) end user license rights to use Content, (ii) the mechanism to be used by end users for decrypting Content encrypted by the Non-ESD Product, and (iii) the music license manager component of the Non-ESD Product.

      2.6.2  License Grant.  Buyer hereby grants to Seller, effective as of the Closing,

      (i)
      a worldwide, perpetual, irrevocable, nonexclusive license, with right to sublicense, to use and modify the Intellectual Property and the source and object code of Non-ESD Products for the Electronic Distribution of Music/Video Content and Associated Content Rendering Code and Additional Distributed Materials;

      (ii)
      the right to grant a worldwide, perpetual, irrevocable, nonexclusive sublicense, solely to Matsushita Electric Industrial Co., Ltd. ("MEI"), to use and modify the Intellectual Property and the source and object code of Non-ESD Products for the Electronic Distribution of Games and associated Content Rendering Code and Additional Distributed Materials; provided, that Seller may not sublicense any rights under the Intellectual Property with respect to the Digital Rights Management of Games;

      (iii)
      a worldwide, nonexclusive license, with right to sublicense, to use and modify the Intellectual Property and the source and object code of Non-ESD Products for the Electronic Distribution of Additional Media Content and associated Content Rendering Code and Additional Distributed Materials; provided, that Seller shall cease to exercise the rights granted under this subsection (iii) after the first anniversary of the Closing (provided further, that any sublicenses granted under this subsection (iii) prior to the first anniversary of the Closing shall survive such date).

2.6.3	Notwithstanding anything to the contrary herein, nothing in this Agreement shall be construed to be inconsistent with or to limit or contradict the rights and obligations of Seller or its Existing Media Licensees under contracts entered into by Seller and such Existing Media Licensees prior to Closing.
2.6.4	Seller or its Existing Media Licensees or Future Media Licensees, as applicable, shall own all right to any modifications of the Non-ESD Products that they create after the Closing.
2.6.5
After the Closing, Seller shall have the right to provide the source code of Non-ESD Products to Existing Media Licensees and New Media Licensees, solely for use in connection with the Electronic Distribution of Content and subject to the restrictions set forth in Section 2.6.2 above.
2.6.6
After the Closing, the rights licensed or sublicensed to Existing Media Licensees and New Media Licensees by Seller with respect to the Electronic Distribution of Content, and all corresponding obligations, may be repeatedly transferred thereafter; provided, that (i) such rights and obligations are transferred as a whole, and (ii) without the prior written permission of Buyer, MEI may assign rights sublicensed by Seller to MEI under Section 2.6.2(ii) only to MEI's subsidiaries or Affiliates.
2.6.7
All license agreements relating to Non-ESD Products and/or the Electronic Distribution of Content (other than Games) entered into by Seller and Existing Media Licensees prior to the Closing shall survive the Closing in accordance with the terms and conditions of such license agreements. All license agreements under which Seller sublicenses rights to third parties pursuant to Section 2.6.2 shall survive in accordance with the terms and conditions of such license agreements.
2.6.8
After the Closing, Buyer agrees to (i) pay the applicable maintenance fees required to keep issued patents and trademarks included in the Intellectual Property in effect, (ii) use reasonable efforts to continue to prosecute the patent and trademark applications included in the Intellectual Property, and (iii) consider in good faith and respond in a reasonable manner to requests by any Existing Media Licensee or New Media Licensee ("Requesting Media Licensee") that Buyer enforce the Intellectual Property against alleged infringers of the Intellectual Property; provided, that any such enforcement shall be subject to Buyer and the Requesting Licensee reaching agreement on the allocation of the costs and proceeds of such enforcement action between Buyer and the Requesting Licensee.
2.6.9
Notwithstanding anything to the contrary in this Agreement, after the Closing, Seller shall own the "Preview Systems" trademark and logo, provided that: (i) Buyer shall have the exclusive right, for a maximum period of three (3) years, to use the "Preview Systems" trademark and logo for all purposes related to the ESD Products; and (ii) on or before the third anniversary of the date of Closing, the parties shall cause ownership of the "Preview Systems" trademark and logo to be transferred to Buyer.

Article III.

Closing

    3.1.  Closing.  The closing of the transactions contemplated herein (the "Closing") shall be held at 10:00 a.m. California time on the business day following the satisfaction or waiver of the last of the conditions to Closing as set forth in Articles VII and VIII at the offices of Venture Law Group, 2800 Sand Hill Road, Menlo Park, California 94025, United States of America unless the parties hereto otherwise agree to any earlier or subsequent time or date of closing; provided, however, that in no event will the Closing be extended to a time later the Outside Date without the parties' mutual written consent, and shall be effective as of 12:01 a.m. (California time) on the day (whether or not a business day) following the day of the Closing (the "Effective Time").

    3.2.  Deliveries at Closing.  At the Closing the following items shall be delivered by the parties:

      (a)  By Buyer.  Buyer shall deliver to Seller:

         (i) an amount equal to the Purchase Price in immediately available funds as provided in Section 2.2;

        (ii) the certificates described in Article VII;

        (iii) an executed counterpart of an Assignment and Assumption Agreement;

        (iv) an opinion of Buyer's counsel reasonably satisfactory in form and scope to Seller; and

        (v) such other documents and instruments as are necessary to consummate the transactions contemplated hereby.

      (b)  By Seller.  Seller shall deliver to Buyer:

         (i) one or more Bills of Sale, in substantially the form attached as Exhibit B;

        (ii) the certificates described in Article VIII;

        (iii) an executed counterpart of an Assignment and Assumption Agreement;

        (iv) appropriate evidence of the consent of the necessary third parties and/or governmental authorities to the transfer and assignment to Buyer of the Assumed Contracts and Permits identified on Schedule 8.2, in each case in form and substance reasonably satisfactory to Buyer;

        (v) such other documents and instruments as are necessary to consummate the transactions contemplated hereby;

        (vi) an opinion of Seller's corporate counsel, addressed to Buyer and dated the date of the Closing, substantially in the form attached as Exhibit C; and

       (vii) an opinion of Seller's intellectual property counsel, addressed to Buyer and dated the date of the Closing, substantially in the form attached as Exhibit D;

The Books and Records shall be delivered by Seller to Buyer at the Closing.

    3.3.  Remote Transferred Assets.  Buyer shall not take title or possession within the State of California of any tangible manifestation of certain Purchased Assets to be identified in advance of Closing by Buyer and Seller that are to be delivered to Buyer by remote telecommunication or similar method (the "Remote Transferred Assets"). At the time of Closing, Seller shall commence delivery to Buyer of the Remote Transferred Assets by remote telecommunications or such other method as Buyer directs. Title to the Remote Transferred Assets shall transfer to Buyer at the time that such assets shall reach Buyer's computer. After the transfer of the Remote Transferred Assets, Seller shall put Buyer into full possession and enjoyment of all tangible Purchased Assets, terms FOB Seller, at such site as identified in Schedule 1.1(c) with title and risk of loss to pass at such facility. In connection with each of these transfers, the parties agree to work together to segregate any Intellectual Property associated with any tangible Purchased Assets from such tangible Purchased Assets prior to the transfer at Closing and to cause such Intellectual Property to be transferred to Buyer outside the State of California.

    3.4.  Consents to Assignment.  Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Contract, license or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or in any way affect the respective rights of Buyer or Seller thereunder. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that Buyer would not receive all such rights, Seller will cooperate with Buyer, in all reasonable respects, to provide to Buyer the benefits under any such claim, Contract or license.

Article IV.

Representations and Warranties of Seller

    Except as described in the Seller Disclosure Schedule delivered by Seller to Buyer prior to the execution of this Agreement, Seller represents and warrants to Buyer that the statements contained in this Section 4 (and the information contained in the Seller Disclosure Schedule) are correct and complete as of the date hereof and the date of Closing. Nothing in the Seller Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Seller Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant material facts. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Seller Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 4. Any disclosure made pursuant to one or more representations shall also be deemed to be disclosed pursuant to other applicable representations where the disclosure as proposed would have been sufficient had it been provided pursuant to such other representations.

    4.1.  Organization.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on and conduct its business, as it is now being conducted.

    4.2.  Authorization.  Seller has all necessary corporate power and authority and has taken all corporate action necessary to enter into this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Seller and is the valid and binding obligation, enforceable against it in accordance with its respective terms subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and limitations imposed by equitable principles, whether considered in a proceeding at law or in equity and the discretion of the court before which any proceeding therefor may be brought.

    4.3.  Brokers.  All negotiations relating to this Agreement and the transactions contemplated hereby have been conducted without the intervention of any person or entity acting on behalf of Seller in such a manner as to give rise to any valid claim against Buyer for any broker's or finder's commission, fee or similar compensation.

    4.4.  Litigation.  There is no claim, action or proceeding pending or, to Seller's Knowledge, threatened by or against Seller affecting, in any material respect, the Purchased Assets before any court, governmental or regulatory authority, arbitration panel or other tribunal. There is no action, proceeding or suit pending, or, to Seller's Knowledge, threatened, that questions the validity of this Agreement or that would prevent or materially hinder the consummation of the transactions contemplated hereby.

    4.5  Bankruptcy; Insolvency.  Seller is not insolvent, has not proposed a compromise or arrangement to its creditors generally, has not had any petition or receiving order in bankruptcy filed against it, has not made a voluntary assignment in bankruptcy, has not taken any proceeding with respect to a compromise or arrangement, has not taken any proceeding to have itself declared bankrupt or wound-up, has not taken any proceeding to have a receiver appointed with respect to any part of its assets, has not had any execution or distress become enforceable or become levied upon any of its property or, to Seller's Knowledge, had any petition for a receiving order in bankruptcy made against it.

    4.6.  No Conflict or Violation.  Except as set forth in Schedule 4.6, neither the execution and delivery of this Agreement by Seller nor the consummation of the transactions contemplated hereby by Seller will result in (i) a violation of or a conflict with any provision of the Certificate of Incorporation or Bylaws of Seller, (ii) a material breach or termination of, or a default under, any term or provision of any Assumed Contract or any other agreement (including an agreement with stockholders), or an event which, with notice, lapse of time, or both, would result in any such material breach, termination or default; (iii) a material violation by Seller of any Legal Requirement or an event which with notice, lapse of time or both, would result in such a material violation, or (iv) the creation of any lien or Encumbrance upon the Purchased Assets.

    4.7.  Consents and Approvals.  No consent, waiver, approval or authorization of or by, or declaration, filing or registration with, any governmental or regulatory authority is required to be made or obtained by Seller in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

    4.8.  Ownership of Purchased Assets.  Seller is the sole and exclusive owner, free and clear of any Encumbrance, of the entire right, title, and interest in and to the Purchased Assets, (other than licenses set forth in the Assumed Contracts, or licenses granted to third parties in the Non-ESD Business), subject to the rights of any third parties in identical, independently developed trade secrets or copyrights. Except as set forth in Schedule 4.9(c), Seller has not entered into any agreement, license, release, or order that restricts the right of Seller or Buyer to sell, distribute or otherwise exploit the Purchased Assets in any way. This representation is not intended to be a representation as to the non-infringement of third-party rights by Seller.

    4.9.  Intellectual Property.

      (a) Seller owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property necessary for the operation of the Purchased Assets and the ESD Businesses as presently conducted. Each item of Intellectual Property owned or used by Seller immediately prior to the Closing hereunder will be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing hereunder.

      (b) Schedule 4.9(b) lists all patents and patent applications and all trademark applications and registered trademarks owned by Seller that relate to the Purchased Assets. With respect to each item of Intellectual Property: (i) the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge; (ii) no action, suit, charge, complaint, claim, or demand, or except with respect to any applications included in the Intellectual Property, proceeding, hearing, investigation, is pending or, to Seller's Knowledge, is threatened which challenges the legality, validity, enforceability, use, or ownership of the item.

      (c) Schedule 4.9(c) lists (i) all licenses or other agreements to which Seller is a party and pursuant to which Seller is authorized to use any third party's intellectual property relating to the Purchased Assets; and (ii) all agreements under which Seller obtained rights to a third party's intellectual property relating to the Purchased Assets and under which Seller is obligated to make royalty or other payments. With respect to each item of intellectual property required to be identified in Schedule 4.9(c): (A) the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect; (B) except with respect to contracts with annual license fees below USD 50,000, the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) to Seller's Knowledge, no party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder; (D) no party to the license, sublicense, agreement, or permission has repudiated any provision thereof; (E) to Seller's Knowledge, the underlying item of intellectual property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge; (F) to Seller's Knowledge, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or is threatened which challenges the legality, validity, or enforceability of the underlying item of intellectual property; and (G) other than in its customer agreements, Seller has not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission.

      (d) Seller has not interfered with, infringed upon or misappropriated any intellectual property rights of third parties.

      (e) Except as disclosed on Schedule 4.9(e), to Seller's Knowledge, no claims with respect to the Intellectual Property have been asserted against Seller, or, to Seller's Knowledge, are threatened by any person, and, to Seller's Knowledge, no claims exist (i) to the effect that Seller in the conduct of the ESD Business infringes any copyright, patent, trade secret, or other intellectual property right of any third party or violates any license or agreement with any third party, (ii) that contest the right of Seller to use or license any Intellectual Property in the ESD Business, or (iii) that challenge the ownership of any of the Intellectual Property. Seller has not previously granted and will not grant any rights in the Purchased Assets to any third party which are inconsistent with the rights granted to Buyer herein.

      (f)  Except as disclosed on Schedule 4.9(f), Seller has not been served with any legal complaint or similar form of legal process or, to Seller's Knowledge, charged as a defendant in any claim, suit, action or proceeding that involves a claim of infringement of any patents, trademarks, service marks, copyrights or other intellectual property rights relating to the Purchased Assets.

      (g) Except as set forth in Schedule 4.9(g), to Seller's Knowledge, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of Seller.

      (h) Seller has taken commercially reasonable actions to maintain and protect each item of Intellectual Property that it owns or uses. To Seller's Knowledge, Seller has not taken or failed to take any commercially reasonable action that directly or indirectly has caused any trade secret contained in the Purchased Assets to enter the public domain, or in any way affected its ownership thereof and all of Seller's trade secrets are being (and have been) continuously maintained in confidence by taking commercially reasonable precautions to protect and prevent its disclosure to unauthorized parties. Except as set forth on Schedule 4.9(h), each employee, consultant and officer of Seller has executed an agreement with Seller pertaining to confidentiality and assignment of invention sufficient to vest in Seller good title to the work product or result of endeavors of every employee, officer or contractor, free of any retained rights or royalty or similar obligations. To Seller's Knowledge, the ESD Product has not been published or disclosed under circumstances that have caused loss of the Intellectual Property. With respect to the ESD Product code, (i) the source code is not in the possession of any Person other than Seller or an escrow agent, and has been maintained as confidential by Seller; and (ii) Seller has used commercially reasonable efforts to ensure that all code documentation is accurate and sufficient in detail and content to identify and explain the nature of the code, and to allow its full and proper use by reasonably knowledgeable programmers without reliance on the special knowledge or memory of others.

    4.10.  Financial Statements.  Seller has furnished to Buyer (a) true, correct and complete copies of the audited balance sheet of Seller as of December 31, 2000 and December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the three (3) fiscal years ended December 31, 2000, December 31, 1999 and December 31, 1998, and (b) an unaudited balance sheet as of March 31, 2001 and the related statements of operations and cash flows for the three months then ended (collectively, the "Financial Statements"). Except as set forth on the Financial Statements or otherwise set forth on Schedule 4.10, Seller does not have any liability, indebtedness. obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, mature, unmatured or other that is required to be reflected in financial statements in accordance with GAAP relating to the Purchased Assets which (i) have not been reflected in or reserved against in the Financial Statements, or (ii) have not arisen in the ordinary course of business consistent with past practices which would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect since March 31, 2001.

    4.11.  Absence of Certain Changes.  Since March 31, 2001, Seller:

      (a) has not created, incurred or assumed any obligation which in any material way affects the Purchased Assets or Buyer's ability to operate the Purchased Assets following the Closing in substantially the same manner and condition as operated by Seller on the date of this Agreement;

      (b) has maintained insurance coverage in amounts adequate to cover the reasonably anticipated risks of the ESD Business;

      (c) has not violated, amended or otherwise changed in any way the material terms of any of the Assumed Contracts; or

      (d) made any agreement to do any of the foregoing.

    4.12  Accounts Receivable.  The accounts receivable of Seller, as disclosed in Schedule 2.5, related to the Assumed Contracts are reflected properly on their books and records, are valid receivables subject to no setoffs or counterclaims, and, to Seller's Knowledge, are and will be collectible in accordance with their terms.

    4.13.  Major Contracts.  Except as set forth in Schedule 4.13, Seller is not a party to or subject to:

      (a) Any current out-license agreement with its customers relating to the ESD Business that is expected to involve payments to Seller of more than USD 50,000 per annum;

      (b) Any lease for real or personal property used in the ESD Business involving payments of more than USD 50,000 per annum;

      (c) Any instrument evidencing or related in any way to indebtedness for borrowed money which results in an Encumbrance on any Purchased Asset in an amount in excess of USD 50,000;

      (d) Any agreement of indemnification in connection with the ESD Business, other than those entered into by Seller in its out-license agreements with its customers;

      (e) Except as set forth in Seller's out-license agreements entered into in the ordinary course of business, any agreement providing for ongoing support or warranty obligations on the part of Seller in connection with the ESD Business in excess of USD 50,000.

      Each agreement, Contract, mortgage, indenture, plan, lease, instrument, permit, concession, franchise, arrangement, license and commitment listed on Schedule 4.13, with annual license fees in excess of USD 50,000: (i) is valid and binding on Seller, (ii) is in full force and effect, (iii) has not been breached by Seller or, to Seller's Knowledge, any other party thereto in any material manner.

    4.14  Assumed Contracts.  With respect to each of the Assumed Contracts having annual license fees in excess of USD 50,000: (i) the Contract is legal, valid, binding, enforceable and in full force and effect.; (ii) the Contract will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) except with respect to terms of payment, neither Seller nor, to Seller's Knowledge, any other party is in breach or default of any material term or provision, and no event has occurred, with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration under such agreements; and (iv) no party has repudiated, nor does Seller have any reason to believe that any party will repudiate any provision of the Contract. To Seller's Knowledge, neither Seller, nor any of its officers or employees violated any provision of the Foreign Corrupt Practices Act.

    4.15.  Warranties and Indemnities   Seller has not granted any express or implied warranties with respect to the ESD Products other than as expressly set forth in the Assumed Contracts. Other than as set forth in the Assumed Contracts or the Seller Disclosure Schedule, each of the ESD Products currently sold or supported by Seller has not materially failed to conform with all express warranties. The ESD Product code when and as delivered by Seller to any Person did not and does not contain any "time-bombs," "usage authorization codes," or other codes or programming devices that might or might be used to access, modify, delete, damage, deactivate or disable the code or other software, computer hardware or data of any user. Seller has used commercially reasonable efforts to ensure that the ESD Product was not and is not infected with any "worms", "viruses', "Trojan horses" or other programs or programming devices that might be used to modify, delete, damage, deactivate or disable the Code or other software, computer hardware or data of any user. Except as set forth in Seller's license agreements with its customers, Seller has given no warranties or indemnifications with respect to the ESD Products.

    4.16.  SEC Documents.  Seller has filed all required reports, schedules, forms, statements and other documents with the SEC since December 8, 1999 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and as of their respective dates, none of the SEC Documents contained any untrue statement of material fact or omitted to state a material fact relating to the Purchased Assets required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    4.17.  Licenses and Permits.  Seller holds all licenses and permits of, and has made all filings with, or notification to, all governmental entities pursuant to applicable requirements of laws, rules or regulations applicable to the Purchased Assets, the absence of which license or permit would have a Material Adverse Effect.

    4.18.  Employees, Etc.  To Seller's Knowledge, none of Seller's employees, consultants, officers or directors is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would conflict with the Purchased Assets. To Seller's Knowledge, none of Seller's employees, consultants, officers, directors or stockholders that has had knowledge or access to information relating to the Purchased Assets has taken, removed or made use of any proprietary documentation, manuals, products, materials, or any other tangible item from his or her previous employer relating to the Purchased Assets by such previous employer which has resulted in Seller's access to or use of such proprietary items included in the Purchased Assets, and Seller will not gain access to or make use of any such proprietary items in the Purchased Assets. Seller has paid all wages and compensation currently due to employees that will be hired by Buyer after the Closing.

    4.19.  Employee Bargaining Agreements.  Seller is not a party to any collective bargaining agreement covering any employee and Seller knows of no effort to organize any such employee as a part of any collective bargaining unit.

    4.20.  Taxes.  All Taxes relating to the Purchased Assets have been or will be paid by Seller for all periods (or portions thereof) prior to and including the Closing, other than the Taxes referred to in Section 2.3(c)(iii), if any, which shall be borne by Buyer, as provided therein. Seller and any other person required to file returns or reports of Taxes have duly and timely filed (or will file prior to the Closing) all returns and reports of Taxes relating to the Purchased Assets required to be filed prior to such date, and all such returns and reports are true, correct, and complete. There are no liens for Taxes on any of the Purchased Assets. Seller has complied with all record keeping and tax reporting obligations relating to income and employment taxes due with respect to compensation paid to employees or independent contractors providing services related to the Purchased Assets. Seller is not a "foreign person" within the meaning of Section 1445(f)(3) of the Code. There are no pending or, to Seller's Knowledge, threatened proceedings with respect to Taxes relating to the Purchased Assets, and there are no outstanding waivers or extensions of statutes of limitations with respect to assessments of Taxes relating to the Purchased Assets and the ESD Business. No agreement or arrangement regarding compensation of any employee providing services related to the Purchased Assets provides for any payments which could result in a nondeductible expense to Buyer pursuant to Section 280G of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code.

    4.21.  Compliance with Law.  To Seller's Knowledge, Seller has complied in all respects with all laws or regulations that are applicable to the Purchased Assets except where the failure to comply, singly or in the aggregate, would not have a Material Adverse Effect. The Purchased Assets are not subject to any outstanding judgment, order, writ, injunction or decree.

    4.22.  Accuracy of Statements.  Seller does not know of any fact that has resulted or that, in the reasonable judgment of Seller, will result in any material adverse change in the Purchased Assets that has not been set forth in this Agreement, other than general industry or economic news known to the public that may so affect the Purchased Assets. This Agreement, the Seller Disclosure Schedule, the Exhibits and Schedules hereto and all certificates, documents and statements furnished to Buyer by or on behalf of Seller in connection herewith do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein and therein not misleading.

    4.23  Disclaimer of Warranties.  EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV, SELLER IS NOT PROVIDING THE PURCHASED ASSETS WITH ANY WARRANTY, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AND SPECIFICALLY DISCLAIMS ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE PURCHASED ASSETS.

Article V.

Representations and Warranties of Buyer

    Buyer hereby represents and warrants to Seller as follows:

    5.1.  Organization of Buyer.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of Israel and has full corporate power and authority to own, lease and operate its properties and to carry on and conduct its business as it is now being conducted.

    5.2.  Authorization.  Buyer has all necessary corporate power and authority and has taken all corporate action necessary to enter into this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder. This Agreement to which it is a party has been duly executed and delivered by Buyer and is a valid and binding obligation, enforceable against it in accordance with its respective terms subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws relating to or affecting the rights of creditors generally and limitations imposed by equitable principles, whether considered in a proceeding at law or in equity and the discretion of the court before which any proceeding therefor may be brought.

    5.3.  Brokers.  All negotiations relating to this Agreement and the transactions contemplated hereby have been conducted without the intervention of any person or entity acting on behalf of Buyer in such a manner as to give rise to any valid claim against Seller for any broker's or finder's commission, fee or similar compensation.

    5.4.  No Conflict or Violation.  Neither the execution and delivery of this Agreement by Buyer nor the consummation of the transactions contemplated hereby will result in (i) a violation of or a conflict with any provision of the Articles of Association or Bylaws of Buyer or (ii) a material violation by Buyer of any Legal Requirement or an event which with notice, lapse of time or both, would result in such a material violation.

    5.5.  Consents and Approvals.  No consent, waiver, approval or authorization of or by, or declaration, filing or registration with, any governmental or regulatory authority is required to be made or obtained by Buyer in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

    5.6.  Litigation.  There is no claim, action or proceeding pending or, to the knowledge of Buyer, threatened by or against Buyer affecting, in any material respect, its ability to operate the Purchased Assets before any court, governmental or regulatory authority, arbitration panel or other tribunal. There is no action, proceeding or suit pending, or, to the knowledge of Buyer, threatened, that questions the validity of this Agreement or that would prevent or materially hinder the consummation of the transactions contemplated hereby.

    5.7.  Financing.  Buyer possess, or has access to, sufficient unencumbered cash and cash equivalents to enable Buyer to pay the Purchase Price and all fees and expenses payable by Buyer related to the transactions contemplated by this Agreement.

    5.8  Bankruptcy; Insolvency.  Buyer is not insolvent, has not proposed a compromise or arrangement to its creditors generally, has not had any petition or receiving order in bankruptcy filed against it, has not made a voluntary assignment in bankruptcy, has not taken any proceeding with respect to a compromise or arrangement, has not taken any proceeding to have itself declared bankrupt or wound-up, has not taken any proceeding to have a receiver appointed with respect to any part of its assets, has not had any execution or distress become enforceable or become levied upon any of its property or, to Buyer's knowledge, had any petition for a receiving order in bankruptcy made against it.

Article VI.

Certain Covenants

    6.1.  Covenants of Both Parties.  Buyer, on the one hand, and Seller, on the other hand, each covenant to the other that:

      (a)  Notice.  Each party shall give prompt written notice to each other party to this Agreement if an event occurs which makes it reasonably likely that a condition to the Closing set forth in Article VII or Article VIII will not be satisfied as of the Closing; provided, however, that the giving of any such notice shall not excuse such party's performance hereunder.

      (b)  Reasonable Best Efforts.  The parties shall negotiate in good faith and shall use their reasonable best efforts to fulfill all conditions to Closing set forth in this Agreement in order to consummate the transactions contemplated hereby by the Closing.

      (c)  Further Assurances.

         (i) Both before and after the Closing, each party will cooperate in good faith with the other and will take all appropriate action and execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder. From and after the Closing, Seller will promptly as practicable refer all inquiries and other communications with respect to the ownership and operation of the Purchased Assets to Buyer and execute such documents as Buyer may reasonably request from time to time to evidence transfer of the Purchased Assets to Buyer, and Buyer will execute such documents as Seller may reasonably request from time to time to evidence assumption of the Assumed Liabilities.

        (ii) After the Closing, Seller shall cooperate in its reasonable best efforts to (a) provide for an orderly transfer of the ESD Business to Buyer and (b) avoid any action that is intended to have the effect of discouraging any licensor, customer or supplier of Seller from participating in the ESD Business as such licensor, customer or supplier had previously participated prior to the Closing.

      (d)  Allocation of Purchase Price.  The Purchase Price shall be allocated among the Purchased Assets in accordance with Schedule 6.1(d) attached to this Agreement, which the parties acknowledge complies with the requirements of Section 1060 of the Code and regulations thereunder. Buyer and Seller agree to each prepare and file on a timely basis with the United States Internal Revenue Service substantially identical initial and supplemental Internal Revenue Service Forms 8594 "Asset Acquisition Statements Under Section 1060" consistent with Schedule 6.1(d).

    6.2.  Seller's Covenants.  Seller covenants to Buyer that:

      (a)  Access by Buyer.  Seller shall allow Buyer and its Representatives, at Buyer's own expense and during regular business hours and accompanied by Seller and its Representatives if Seller so desires, to inspect the Purchased Assets and to inspect the Books and Records, including promotional and marketing information and such other matters as Buyer may reasonably request in order to conduct its due diligence examination. All such information shall be provided to Buyer in such form as such information may presently exist or be readily available and, except as specifically provided in Article IV to the contrary, without representation or warranty as to the accuracy or completeness thereof.

      (b)  Consents.  As soon as practicable following the date hereof, Seller shall commence all reasonable action required hereunder to obtain all applicable Permits, consents, approvals and agreements of, and to give all notices and make all filings with, any third parties and governmental authorities as may be necessary to authorize, approve or permit the sale of the Purchased Assets. Buyer shall cooperate in good faith with Seller's efforts as provided in Section 6.1(c).

      (c)  No Shop.  Following the date of this Agreement, Seller and its Representatives will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal (defined below) or (ii) engage in negotiations with, or disclose any nonpublic information relating to Seller to, or afford access to the properties, books or records of Seller to, any person that has advised Seller that it may be considering making, or that has made, a Takeover Proposal, except in event that the Board of Directors of Seller determines in good faith, after consultation with outside counsel, that it is necessary to engage in such activities in order to comply with its fiduciary duties to Seller's stockholders under the Delaware General Corporation Law (the "DGCL"). Seller will promptly notify Buyer after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for nonpublic information relating to Seller or for access to the properties, books or records of Seller by any person that has advised Seller that it may be considering making, or that has made, a Takeover Proposal and will keep Buyer fully informed of the status and details of any such Takeover Proposal notice or request. Upon notice of each Takeover Proposal, Buyer shall have the right to contact and make a presentation to the Board of Directors of Seller at a board meeting convened for the purposes of discussing such Takeover Proposal. For purposes of this Agreement, "Takeover Proposal" means any offer or proposal for, or any indication of interest in, a purchase or other business combination involving Seller or the acquisition of any significant equity interest in, or a significant portion of the assets of, Seller, other than the transactions contemplated by this Agreement.

      (d)  Interim Conduct of Business.  From the date hereof until the Closing, Seller shall continue to operate the ESD Business in its ordinary operating manner, including using its commercially reasonable efforts to retain all existing customers and employees (other than those employees whom Buyer indicates in writing it is not interested in retaining following the Closing), to market and sell the products and services offered by the ESD Business, and to maintain, protect and support the Intellectual Property related thereto. Notwithstanding the foregoing, in the event that Buyer shall request Seller or any of Seller's employees to (i) perform any services relating to the Purchased Assets or the ESD Business beyond those performed in the ordinary course of the ESD Business as of the date hereof or (ii) otherwise incur expenses incremental to those being incurred by Seller in the ESD Business in the ordinary course as of the date hereof (collectively, the "Requested Services"), then if Seller consents to perform the Requested Services and provided further that the parties agree upon the applicable commercial terms of such specific Requested Services (e.g., indemnification, ownership of any resulting derivative works, etc.), Buyer shall promptly reimburse Seller for any expenses (including but not limited to any incremental compensation, equipment, operating, travel or other costs) reasonably incurred by Seller in the performance of such Requested Services.

      (e)  Notification of Events.  From the date hereof until the Closing, Seller shall inform Buyer, in writing, of any meeting of Seller's stockholders at least 48 (forty-eight) hours in advance. Seller shall allow an observer on behalf of Buyer to attend such a meeting, provided that such an observer signs a customary confidentiality agreement with Seller, and shall provide Buyer with copies of all minutes and resolutions thereof.

      (f)  Portland Facilities Sublease.  Seller agrees to negotiate in good faith with Buyer concerning a sublease of a portion of Seller's Portland, Oregon facility as requested by Buyer following the execution of this Agreement and prior to the Closing.

    6.3.  Employment Matters.

      (a)  Employees.

         (i) Within 14 calendar days hereof, the employees identified on Schedule 6.3(a) (which schedule may be amended from time to time until the Closing in the manner contemplated by Section 6.4) (the "Key Employees") will be offered employment by Buyer ("Offers of Employment"), provided that such Offers of Employment shall provide the Key Employees with compensation, benefits, and responsibilities substantially comparable to the existing compensation, benefits and responsibilities of such Key Employees. Seller hereby reserves the right to retain any person working in the ESD Business or Non-ESD Business who is not identified on Schedule 6.3(a).

        (ii) After the date hereof, Buyer shall have the right to solicit for employment the employees and former employees of Seller, provided that Seller has so consented with respect to such respective employees or former employees (the "Other Employees"). Seller shall cooperate with and provide reasonable assistance to Buyer in its efforts to secure satisfactory employment arrangements with the Other Employees. The Key Employees and Other Employees are collectively referred to herein as the "Employees."

      (b)  Obligations.  Except as set forth in this Section 6.4(b), Seller shall pay all amounts due or that would otherwise have become due to the Employees hired by Buyer with respect to their employment by Seller prior to the Effective Time, including accrued vacation time, and Buyer shall not assume any of Seller's employee benefit plans or policies or any obligation or liability thereunder, including any severance or termination obligations. All Employees that will be hired by Buyer after the Closing will be terminated by Seller prior to the Closing, so that Buyer shall have no liability with respect to such employees with respect to wages and compensation for the period prior to Closing.

      (c)  No Third Party Beneficiary Rights.  Nothing contained in this Agreement shall confer upon any Employee any right with respect to continuance of employment by Buyer or Seller, nor shall anything herein interfere with the right of Buyer or Seller to terminate the employment of any of the Employees at any time, with or without cause. No provision of this Agreement shall create any third party beneficiary rights in any Employee, any beneficiary or dependents thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Employee by Buyer or under any benefit plan which Buyer may maintain.

      (d)  Employee Benefits.  Buyer and Seller agree that Buyer will provide benefits to Employees following the Effective Time that are substantially identical to the benefits provided to similarly situated employees of Buyer, including salary, bonuses and stock options, if any. Buyer shall give each Employee credit for such Employee's years of most recent continuous service with Seller for purposes of determining participation and benefit levels under all of Buyer's vacation policies and benefit plans and programs. Buyer shall provide health continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act ("COBRA") and in accordance with Treasury Regulation Section 54.4980B-9 to any employee of Seller who is an "M&A qualified beneficiary" within the meaning of Treasury Regulation Section 54.4980B-9, Q&A-4(a).

    6.4.  Update of Disclosure Schedules   At or prior to Closing, Seller shall deliver to Buyer updated Schedule 1.1(f) to Seller Disclosure Schedule to reflect material changes to the operations or condition of the Purchased Assets between the date hereof and Closing, which updated disclosure schedule shall be in form and substance satisfactory to Buyer. New items arising prior to Closing shall be added to Schedule 1.1(a) (Assumed Contracts), Schedule 1.1(b) (Assumed Liabilities), Schedule 2.5 (Allocation of Accounts Receivable) and Schedule 6.3(a) (Key Employees) in this manner only with the prior consent of Buyer. With respect to Schedule 2.5 (Allocation of Accounts Receivable), Seller shall update such schedule during the sixty (60) day period following the Closing only with the prior consent of Buyer.

Article VII.

Conditions to Seller's Obligations

    The obligations of Seller to consummate the transactions provided for hereby are subject to the satisfaction of or waiver by Seller, on or prior to the Closing, of each of the following conditions:

    7.1.  Representations, Warranties and Covenants.  All representations and warranties of Buyer contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement (provided that any such representation and warranty made as of a specific date shall have been true and correct as of such specific date), and Buyer shall have performed and complied in all material respects with all of its covenants and agreements set forth in this Agreement to be performed or complied with at or before the Closing.

    7.2.  No Governmental Proceedings.  No suit, action or other legal or administrative proceeding by any governmental authority shall have been instituted in writing and remain unresolved which questions the validity or legality of the transactions contemplated hereby.

    7.3.  Certificates.  Buyer shall furnish Seller with such certificates of Buyer's officers and others to evidence compliance with the foregoing conditions set forth in this Article VII as may be reasonably requested by Seller.

    7.4.  Corporate Documents.  Seller shall have received from Buyer resolutions adopted by the board of directors of Buyer approving this Agreement and the transactions contemplated hereby, certified as true and correct by its corporate secretary or assistant secretary.

    7.5.  Seller's Stockholder Approval.  Stockholders of Seller shall have approved and adopted by the requisite vote in accordance with applicable law and Seller's Certificate of Incorporation and Bylaws providing for the sale of the Purchased Assets.

    7.6  Opinion of Counsel.  Seller shall have received the opinion of Berkman Wechsler Sahar Bloom & Co., counsel to Buyer, satisfactory in form and scope to Seller.

Article VIII.

Conditions to Buyer's Obligations

    The obligations of Buyer to consummate the transactions provided for hereby are subject to the satisfaction of or waiver by Buyer, on or prior to the Closing, of each of the following conditions:

    8.1  Representations, Warranties and Covenants.

      (a) All representations and warranties of Seller contained in this Agreement shall be true and correct as of the date of this Agreement, and (except to the extent that the aggregate of all breaches thereof would not reasonably be expected to have a Material Adverse Effect) at and as of the date of Closing, with the same effect as if made at and as of the date of Closing (except as a result of the taking of any action contemplated hereby or to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification); and Seller shall have performed and complied in all material respects with all of its covenants and agreements set forth in this Agreement to be performed or complied with at or before the Closing.

      (b) Prior to the date of Closing, Seller shall deliver to Buyer a certificate executed by Seller's Chief Executive Officer confirming Seller's compliance with the requirements of this Section 8.1 ("Seller's Compliance Certificate"). Seller shall be permitted as part of Seller's Compliance Certificate to disclose any additional matters whereby Seller is or may not be in compliance with the requirements of this Section 8.1 ("Seller's Bring-Down Disclosure"). If Seller provides any

  Seller's Bring-Down Disclosure, it shall not be deemed in any way to waive the condition that the requirements of this Section 8.1 be met as a condition of Closing to Buyer, but if Buyer nevertheless elects to waive such condition with respect to the matters disclosed in Seller's Bring-Down Disclosure, then it shall limit Seller's liability under Section 9.2(a) to the extent provided therein.

    8.2.  Consents.  All consents, waivers, approvals and authorizations of or by, and declarations, filings and registrations with, governmental or regulatory authorities and other parties or entities identified on Schedule 8.2 and required in connection with the transfer by Seller of the Purchased Assets to Buyer as contemplated hereby shall have been obtained or made.

    8.3.  No Governmental Proceedings.  No suit, action or other legal or administrative proceeding by any governmental authority shall have been instituted in writing and remain unresolved which questions the validity or legality of the transaction contemplated hereby and which could reasonably be expected to materially and adversely affect the right or ability of Buyer to own, operate or possess the Purchased Assets after the Effective Time.

    8.4.  Certificates.  Seller shall furnish Buyer with such certificates of Seller's officers and others to evidence compliance with the foregoing conditions set forth in this Article VIII as may be reasonably requested by Buyer.

    8.5.  Corporate Documents.  Buyer shall have received from Seller resolutions adopted by Seller's board of directors approving this Agreement and the transactions contemplated hereby, certified as true and correct by its corporate secretary or assistant secretary.

    8.6  Key Employees.  Not less than seven (7) of the Key Employees listed on Schedule 6.3 shall have accepted Offers of Employment.

    8.7  Letter Agreement.  The parties to that certain Letter Agreement in substantially the form attached hereto as Exhibit E shall have executed such Letter Agreement.

    8.8  Silicon Valley Bank Line.  Seller shall have terminated that certain Loan and Security Agreement dated August 4, 2000 by and between the Company and Silicon Valley Bank.

    8.9  Opinion of Corporate Counsel.  Buyer shall have received the opinion of Venture Law Group, A Professional Corporation, corporate counsel to Seller, substantially in the form attached hereto as Exhibit C.

    8.10  Opinion of IP Counsel.  Buyer shall have received the opinion of Burns, Doane, Swecker & Mathis, intellectual property counsel to Seller, substantially in the form attached hereto as Exhibit D.

Article IX.

Actions by Parties After the Closing

    9.1.  Resale Certificates.  Buyer will provide Seller with such resale certificates or other documents as may be required or contemplated by the laws of California or any other applicable jurisdiction in order to avoid imposition of sales or use tax with respect to Purchased Assets intended to be resold.

    9.2.  Indemnification.

      (a)  By Seller.  From and after the Effective Time, Seller shall indemnify, save and hold harmless Buyer and its Affiliates and their respective Representatives, from and against any and all Damages caused by, arising out of, asserted against, resulting from or suffered by Buyer or any of its Affiliates or Representatives in connection with (i) the breach of any representation or warranty made by Seller in this Agreement, (ii) the breach of any covenant in Article VI herein, or any agreement made by Seller in this Agreement and (iii) any of the Excluded Liabilities.

      (b)  By Buyer.  From and after the Effective Time, Buyer shall indemnify, and save and hold harmless Seller and its Affiliates and their respective Representatives, from and against any and all Damages caused by, arising out of, asserted against, resulting from or suffered by Seller or any of its Affiliates or Representatives in connection with (i) the breach of any representation or warranty made by Buyer in this Agreement, (ii) the breach of any covenant in Article VI herein, or any agreement made by Buyer in this Agreement, (iii) any of the Assumed Liabilities and (iv) the ownership and operation of the Purchased Assets from and after the Effective Time.

      (c)  Limitation as to Indemnified Parties' Own Negligence.  The respective obligations of the Indemnifying Parties under subsections (a) and (b) above to provide indemnification shall be terminated, modified or abated as appropriate to the extent that the underlying claim giving rise to Damages for which such indemnification is provided hereunder (i) would not have arisen but for a voluntary act which is carried out at the express written request of, or with the express written approval, concurrence or with the knowing assistance of the Indemnified Party or (ii) is based, in whole or in part, on the gross negligence, bad faith or willful misconduct of the party seeking indemnification. For purposes of this Section 9.2(c), "voluntary" shall mean an act other than any act which is required to be taken by law or which, if taken, would constitute prudent business practice.

      (d)  Notice of and Defense of Third Party Claims.

         (i) For the purpose of this Article IX, the term "Indemnifying Party" when used in connection with a particular Claim (as defined below) shall mean the party having an indemnification obligation pursuant to this Article IX, and the term "Indemnified Party" when used in connection with a particular Claim shall mean the persons having the right to be indemnified pursuant to this Article IX. Each party agrees that as promptly as practical under the circumstances after it becomes aware of facts or circumstances giving rise to a claim by it for indemnification pursuant to this Article IX (a "Claim"), including the filing of any lawsuit, enforcement action or similar proceeding by any third party (a "Third Party Claim"), such party will provide notice thereof in writing (a "Claim Notice") to the Indemnifying Party with respect to such Claim specifying in reasonable detail the nature and specific basis to the extent then known by the Indemnified Party for such Claim and to the extent feasible the estimated amount of Damages attributable thereto.

        (ii) With respect to Third Party Claims, after such Claim Notice the Indemnifying Party shall be entitled, if it so elects, to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (A) the Indemnifying Party notifies the Indemnified Party in writing to the effect that the Indemnifying Party will indemnify the Indemnified Party from and against the Damages caused by the Third Party Claim and (B) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently. The Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and such attorneys in the investigation, trial and defense of any lawsuit or action with respect to any such Third Party Claim and any appeal arising therefrom, including the filing in the Indemnified Party's name of appropriate cross claims and counterclaims. The Indemnified Party may, at its own cost, participate in any investigation, trial and defense of such Third Party Claim controlled by the Indemnifying Party and any appeal arising therefrom. If the Indemnified Party joins in any such Third Party Claim, the Indemnifying Party shall have full authority to determine all action to be taken with respect thereto; provided, however, that unless the settlement or other resolution of any such Third Party Claim includes the complete and unconditional release of the Indemnified Party, the Indemnifying Party will not (y) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim or (z) be liable for any settlement of any such Third Party Claim without, in each instance, the Indemnified Party's express written consent, which in any event shall not be unreasonably withheld.

        (iii) If the Indemnifying Party shall object to any Claim pursuant to this Agreement, the Indemnifying Party shall give written notice of such objection to the Indemnified Party within 20 days after the date of the Claim Notice is given to the Indemnifying Party (the "Notice Date"). If the Indemnifying Party does not give notice of an objection within 20 days after the Notice Date, or shall have agreed within such 20-day period that such Claim should be paid, the Indemnifying Party shall, promptly cause to be transferred to the Indemnified Party an amount equal to that set forth in the Claim Notice (or such lesser amount agreed in writing by the Indemnified Party and the Indemnifying Party).

        (iv) In case the Indemnifying Party shall object in writing to any Claim or Claims by the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute under the procedures set forth in Section 9.3.

        (v) Payments by an Indemnified Party of amounts for which such Indemnified Party is indemnified hereunder shall not be a condition precedent to recovery.

      (e)  Limitation on Indemnification.

         (i) The indemnification obligations under the provisions of Section 9.2(a)(i), 9.2(a)(ii), 9.2 (b)(i) and 9.2(b)(ii) shall survive for the period ending one hundred eighty (180) days from the Closing. The indemnification obligations under the provisions of Sections 9.2(a)(iii), 9.2(b)(iii) and 9.2(b)(iv) shall survive without limitation as to time. Notwithstanding anything to the contrary contained herein, no Indemnified Party seeking indemnification pursuant to this Section 9.2 hereof shall be entitled to indemnification unless a Claim Notice specifying the basis of such Claim has been delivered to the Indemnifying Party prior to the applicable termination date as described above.

        (ii) Seller's liability under Sections 9.2(a)(i) and 9.2(a)(ii) shall be limited to the sum of Two Million Five Hundred Thousand US Dollars (USD 2,500,000), provided however that in the event that Seller has provided any Seller's Bring-Down Disclosure, Seller's liability with respect to the matters explicitly described in Seller's Bring-Down Disclosure shall be limited to the sum of One Million US Dollars (USD 1,000,000). Notwithstanding the foregoing, in no event shall Seller's aggregate liability under Sections 9.2(a)(i) and 9.2(a)(ii) exceed Two Million Five Hundred Thousand US Dollars (USD 2,500,000). Seller's liability under Section 9.2(a)(iii) and with respect to any Fraud Claim (as defined below) filed against Seller by Buyer (provided that Buyer has delivered such Claim Notice of the Fraud Claim prior to the one-year anniversary of the Closing) shall be without limitation. For the purposes of this Agreement, a Fraud Claim shall mean a Claim arising out of or otherwise relating to any breach by Buyer or Seller, as the case may be, of any representation, warranty, covenant or agreement contained herein committed with the knowing intent to be materially false or misleading.

        (iii) Buyer's liability under Sections 9.2(b)(i) and 9.2(b)(ii) shall be limited to the sum of Two Million Five Hundred Thousand US Dollars (USD 2,500,000). Buyer's liability under Sections 9.2(b)(iii) and 9.2(b)(iv) and with respect to any Fraud Claim (as defined below) filed against Buyer by Seller (provided that Seller has delivered such Claim Notice of the Fraud Claim prior to the one-year anniversary of the Closing) shall be without limitation.

        (iv) Neither party shall be liable to the other party under Section 9.2 for any Damages arising out of one or more Claims unless the amount of Damages exceeds Two Hundred Fifty Thousand US Dollars (USD 250,000) and if the amount of Damages for any such Claim or Claims exceeds Two Hundred Fifty Thousand US Dollars (USD 250,000) in the aggregate

    (collectively, a "Qualified Claim"), in which case the Indemnifying Party shall be liable to the Indemnified Party for all such Damages arising under the Qualified Claim; provided, however, that the foregoing limitation shall not apply to any Fraud Claim.

        (v) NOTWITHSTANDING ANYTHING TO THE CONTRARY, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INDIRECT, EXEMPLARY, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR OTHERWISE RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT, EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OR LIKELIHOOD OF SUCH DAMAGES, EXCEPT FOR DAMAGES ARISING OUT OR OTHERWISE RELATING TO FRAUD CLAIMS.

      (f)  Offset.  Seller may withhold and set off against any amount otherwise due Buyer any amount as to which Buyer is obligated to pay Seller pursuant to this Agreement. Buyer may withhold and set off against any amount otherwise due Seller any amount as to which Seller is obligated to pay Buyer pursuant to this Agreement.

      (g)  No Personal Liability.  No individual Representative of any party shall be personally liable for any Damages under the provisions of this Section 9.2 or any other provision of this Agreement. Nothing herein shall relieve any party of any liability to make any payment expressly required to be made by such party pursuant to this Agreement.

      (h)  Insurance Benefits.  The amount of any payments required to be made under this Article IX shall be reduced by the amount of any insurance payments received or to be received by the recipient by reason of the payment or incurrence by such recipient of the item for which the indemnity is being sought. Each party shall notify the other of such receipt of any such insurance benefits.

      (i)  Bulk Sale Compliance.  Subject to Buyer's rights to indemnification under Section 9.2(a), Buyer hereby waives compliance by Seller with the provisions of the bulk sales laws of California and Seller shall pay and discharge when due all claims of creditors that could be asserted against Buyer by reason of such non-compliance to the extent that such claims are not specifically assumed by Buyer.

      (j)  Remedies Exclusive.  The remedies provided in this Section 9.2 shall be exclusive as to all claims by either party against the other with respect to the Purchased Assets, the Intellectual Property, the Excluded Liabilities, the Assumed Liabilities and the matters contemplated by this Agreement; provided, however, that nothing set forth in this Section 9.2 shall be deemed to prohibit or limit any party's right at any time before, on or after the Closing to seek injunctive relief or other equitable relief for the failure of any other party to perform any covenant or agreement contained in this Agreement.

    9.3.  Dispute Resolution Procedures.  All disputes arising in connection with this Agreement or the grounds for termination thereof shall be resolved as follows: The senior management of both parties shall meet to attempt to resolve such disputes. If the disputes cannot be resolved by the senior management, either party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) days after such written notification, the parties agree to meet for one day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty days after the one day mediation, either party may begin litigation proceedings.

    9.4.  Confidentiality After Closing.  After the date of Closing, except as may be required for tax purposes, other regulatory purposes or pursuant to Seller's exercise of its license rights granted under Section 2.6 hereof, neither Seller nor any Affiliate (nor any of their respective successors and assigns) shall retain any document, databases or other media embodying any trade secret or proprietary know-how which constitutes a part of the Purchased Assets or use, publish or disclose to any third person any such trade secret or proprietary know-how.

    9.5.  Post-Closing Administration.  After the date of Closing, Seller shall permit Buyer to collect, in the name of Seller or otherwise, all receivables which shall be transferred hereunder to Buyer as listed on Schedule 2.5 (the "Transferred Receivables"), and to endorse with the name of Seller any checks, receivables or other items relating to the Transferred Receivables. Seller shall transfer and deliver to Buyer any cash or other property which Seller may receive in respect of the Transferred Receivables or the Purchased Assets. In the event that Buyer shall receive any checks, cash or other property relating to receivables or other assets retained by Seller, Buyer shall promptly as practicable forward such materials to Seller.

    9.6.  Litigation Support.  In the event and for so long as any party to this Agreement is actively contesting or defending against a Third Party Claim relating to or in connection with any transaction contemplated under this Agreement, subject to attorney-client or other privilege it may invoke, the other party will cooperate with such defending party or its counsel in the contest or defense and shall make available its respective personnel and provide access to its respective books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Section 9.2 above). Without limiting the foregoing, Seller shall retain such rights in and to the Intellectual Property for the purpose of contesting or defending against claims brought against Seller.

    9.7  Certain Payments.

      (a) Seller shall pay and fully discharge all liabilities and obligations to customers and suppliers of the ESD Business which are not assumed by Buyer as and when due.

      (b) Seller shall otherwise pay, discharge or make adequate provision for all other liabilities and obligations of Seller, or otherwise resolve such liabilities and obligations in a commercially reasonable fashion.

Article X.

Miscellaneous

    10.1.  Termination.  This Agreement and the transactions contemplated hereby may be terminated or abandoned at any time prior to the Closing:

      (a) by the mutual written agreement of Buyer and Seller;

      (b) by the written notice from either Buyer to Seller or from Seller to Buyer if the Closing shall not have occurred on or prior to the Outside Date;

      (c) by any party if a final nonappealable judgment has been entered against such party or any of its Affiliates restraining, prohibiting, or declaring illegal the consummation of this Agreement or the transactions contemplated hereby or which imposes or awards damages which would have a Material Adverse Effect on the economic benefits contemplated hereby;

      (d) by Buyer if there is:

         (i) a material breach of any representation or warranty set forth in Article IV or any covenant or agreement to be complied with or performed by Seller pursuant to the terms of this Agreement, Buyer has notified Seller of the material breach, and the material breach has continued without cure for a period of fifteen (15) days after the notice of the material breach;

        (ii) the failure of a condition set forth in Article VIII to be satisfied (and such condition is not waived in writing by Buyer) on the Closing (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement);

      (e) by Seller if there is:

         (i) a material breach of any representation or warranty set forth in Article V or any covenant or agreement to be complied with or performed by Buyer pursuant to the terms of this Agreement, Seller has notified Buyer of the material breach, and the material breach has continued without cure for a period of fifteen (15) days after the notice of the material breach; or

        (ii) the failure of a condition set forth in Article VII to be satisfied (and such condition is not waived in writing by Seller) on or prior to the Closing (unless the failure results primarily from Seller itself breaching any representation, warranty, or covenant contained in this Agreement).

    Notwithstanding the above, a party shall not be allowed to exercise any right of termination pursuant to this Section 10.1 if the event giving rise to the termination right shall be due to the failure of such party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements set forth to be performed or observed by such party. If this Agreement is terminated as permitted under this Section 10.1, such termination shall be without liability of or to any party to this Agreement, or any Representative of such party; provided however, if such termination shall result from (X) the willful failure of any party to fulfill a condition to the performance of any other party or (Y) a material and willful breach by any party of this Agreement, then such non-breaching party would suffer direct and substantial damages, which damages cannot be determined with reasonably certainty. To compensate such non-breaching party for such damages and its costs, fees and expenses incurred in connection with this Agreement, the breaching party shall pay to the non-breaching party an amount in immediately available funds equal to Two Million Five Hundred Thousand US Dollars (USD 2,500,000) in liquidated damages immediately upon the occurrence or non-occurrence of the event leading to the termination. It is specifically agreed that the amount to be paid pursuant to this Section 10.1 represents liquidated damages and not a penalty.

    10.2.  Assignment.  Neither this Agreement nor any of the rights or obligations hereunder may be assigned by Buyer without the prior written consent of Seller or by Seller without the prior written consent of Buyer. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, and no other person shall have any right, benefit or obligation hereunder. Notwithstanding the foregoing, Buyer may assign all its rights and obligations (but not less than all its rights and obligations) under this Agreement to any wholly-owned subsidiary; provided, however, that in the event of such assignment, Buyer shall unconditionally and fully guarantee all obligations of such wholly-owned subsidiary with respect to any and all performance required under this Agreement.

    10.3.  Notices.  Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by either party to the other shall be in writing and delivered by telecopy or other facsimile (with receipt acknowledged), delivered personally or mailed by certified or registered mail, postage prepaid (and by airmail if sent internationally), return receipt requested or by internationally recognized courier (such as Federal Express or DHL) (such mailed or couriered notice to be effective on the date such receipt is acknowledged or refused), as follows:

If to Seller, addressed to:
Preview Systems, Inc. 1195 W. Fremont Avenue, Suite 2001 Sunnyvale, CA 94087 Attn: Vincent Pluvinage, Chief Executive Officer Fax: (408) 720-3550
With a copy to:
Venture Law Group 2800 Sand Hill Road Menlo Park, CA 94025 Attn: Elias Blawie Fax: (650) 233-8386
If to Buyer, addressed to:
Aladdin Software Systems, Ltd. 15 Beit Oved St., P.O. Box 11141 Tel Aviv, 61110 Israel Attn: Yanki Margalit Fax: +972 3 537 5796
With a copy to:
Berkman Wechsler Sahar Bloom & Co. Law Offices 1 Azrieli center Tel Aviv, 67021 Israel Attn: Alon Sahar Fax:+972-3-6072250/20
And an additional copy to:
Carr & Ferrell, LLP 2225 E. Bayshore Road, Second Floor Palo Alto, CA 94303 Attn: Barry A. Carr Fax: (650) 812-3444

or to such other place and with such other copies as either party may designate as to itself by written notice to the other.

    10.4.  Choice of Law; Venue.  This agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Delaware (without reference to the choice of law provisions thereof); provided, however, that with respect to matters of law concerning the internal corporate affairs of any corporate entity which is a party to or the subject of this Agreement, and as to those matters, the law of the jurisdiction under which the respective entity derives its powers shall govern. Each of the parties to this Agreement consents to the exclusive jurisdiction and venue of the courts of the state and federal courts of Santa Clara County, California.

    10.5.  Entire Agreement; Amendments and Waivers.  This Agreement, together with all exhibits and schedules hereto, and that certain Confidentiality Agreement dated April 16, 2001 (the "Non-Disclosure Agreement") between Seller and Buyer constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

    10.6.  Multiple Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    10.7.  Expenses.  Except as otherwise specified in this Agreement, each party hereto shall pay its own legal, accounting, out-of-pocket and other expenses incident to this Agreement and to any action taken by such party in preparation for carrying this Agreement into effect.

    10.8.  Invalidity.  In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such provision or provisions shall be judicially reformed consistent with the parties' intentions so as to be valid, legal and enforceable to the maximum extent possible and such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

    10.9.  Titles.  The titles, captions or headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

    10.10.  Publicity.  Unless otherwise required by law, no party shall issue any press release or make any public statement regarding the transactions contemplated hereby, without the prior written approval of the other party. The parties have agreed to the form of a joint press release announcing the transaction contemplated hereby. If it is determined that any press release or public statement regarding the transactions contemplated hereby is required by law, the party required to make such disclosure will (i) notify the other party five (5) days in advance of such disclosure, (ii) coordinate with the other party regarding the content of such disclosure, (iii) disclose only such information as is required by law to be disclosed and (iv) request confidential treatment for such disclosure. Seller and Buyer shall consult with each other regarding any mutual press release which the parties believe is necessary or desirable to issue with respect to the transactions contemplated by this Agreement.

    10.11.  Confidential Information.  This Agreement and its terms, including the Purchase Price, shall be deemed "confidential information" for purposes of the Non-Disclosure Agreement and treated accordingly.

    10.12.  Buyer Acknowledgment.  Buyer acknowledges that it has received and reviewed sufficient information about Seller and has had an opportunity to review and discuss Seller's business, management and financial affairs with its senior management and to tour Seller's facilities. Buyer understands that such discussions, as well as any written information issued by Seller, were intended to describe the aspects of Seller's business which Seller believes to be material, but were not necessarily a thorough or exhaustive description thereof. Buyer further acknowledges that Seller has given Buyer ample time and opportunity to ask questions of appropriate officers and employees of Seller, insofar as they relate to Seller's business, and that such questions were answered to Buyer's satisfaction. Buyer further acknowledges that it has had ample time and opportunity to conduct its own independent due diligence investigation of Seller, including, without limitation, the ESD Business, the Purchased Assets and the Assumed Liabilities, and Buyer has completed such due diligence investigation. Notwithstanding the foregoing, Buyer shall be entitled to fully rely upon each of the representations and warranties of Seller contained in Article IV above.

    10.13.  Sale of Assets Only.  This Agreement constitutes a sale of certain assets of Seller only and is not a sale of any stock in any entity comprising Seller.

    10.14  Survival.  Except as otherwise provided herein or as expressly provided by their terms, the covenants contained within this Agreement shall terminate upon at the Effective Time. Following the Effective Time, (i) the covenants in Sections 6.1(c)(i), 6.1(d), 6.3(c), 6.3(d), 9.2 (subject to the limitations set forth in Section 9.2(e)), 9.3, 9.4, 9.5, 9.6, 9.7(a), the last paragraph of Section 10.1,10.3, 10.4, 10.5, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12 and 10.14 shall survive the termination of this Agreement; (ii) the covenants contained in Sections 6.1(c)(ii), 6.2(b), 9.1 and 9.7(b) shall survive for a period of one year from the date of Closing; (iii) Article IV and Article V shall survive for a period of 180 days from the date of Closing; and (iv) the covenant in Section 6.4 shall survive for a period of 60 days from the date of Closing.

[Signature Page Follows]

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, in multiple originals, all as of the day and year first above written.

PREVIEW SYSTEMS, INC., a Delaware corporation
By:	/s/ VINCENT PLUVINAGE Vincent Pluvinage Chief Executive Officer
ALADDIN KNOWLEDGE SYSTEMS, LTD. an Israeli corporation
By:	/s/ YANKI MARGALIT Yanki Margalit Chairman and Chief Exeutive Officer

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Exhibit 2.1
ASSET PURCHASE AGREEMENT Dated as of May 17, 2001 By and between PREVIEW SYSTEMS, INC. And ALADDIN KNOWLEDGE SYSTEMS, LTD.
TABLE OF CONTENTS
LIST OF EXHIBITS
ASSET PURCHASE AGREEMENT
RECITALS
AGREEMENT
Article I. Definitions
Article II. Purchase and Sale of Assets
Article III. Closing
Article IV. Representations and Warranties of Seller
Article V. Representations and Warranties of Buyer
Article VI. Certain Covenants
Article VII. Conditions to Seller's Obligations
Article VIII. Conditions to Buyer's Obligations
Article IX. Actions by Parties After the Closing
Article X. Miscellaneous